Exhibit 99.1

New Pacific Announces the Election of Terry Salman and Maria Tang as Board Members and 2021 AGM Voting Results

VANCOUVER, BC, Dec. 6, 2021 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to announce the election of two additional directors, Ms. Maria Tang and Mr. Terry Salman, to its Board of Directors (the "Board") and the voting results of the annual general meeting of the shareholders held on December 3, 2021 (the "AGM"). Mr. Gregory Hawkins did not stand for re-election as a director and ceased to be a director effective December 3, 2021. The Company thanks Mr. Hawkins for his time, services, and contributions during his 11-year tenure.

The Chairman of the Board, Jack Austin, said "We are excited to welcome Ms. Tang and Mr. Salman to the Board as they bring extensive business skills with a focus in the mining industry. Their expertise will strengthen the Board's ability to oversee the Company as it continues to create shareholder value by advancing the flagship Silver Sand Project and the emerging Carangas discovery. I would also like to thank Mr. Hawkins for his valuable input and contributions to the Board and wish him much success in his future endeavors."

Ms. Tang said, "It is my pleasure to rejoin New Pacific as a member of the board of directors. I am excited to see the Company on its way to becoming a major player in the silver mining industry through the acquisition and discovery of the Silver Sand Project in Bolivia. I look forward to joining the Board and contributing to the Company's future."

Mr. Salman noted, "I was fortunate to visit the Silver Sand project in its early stages with Dr. Rui Feng. There is an old adage that you find gold and silver where the people have found it previously. I was intrigued by the historical workings at the site and saw the potential for a new silver discovery, which today has a become a large silver deposit. I am excited and look forward to working with the New Pacific team to maximize the value of the Company's properties in Bolivia."

Ms. Tang has over 20 years of experience in accounting with focus on the mining industry. She has held a number of executive and board leadership positions within this period. Ms. Tang is the President, Chief Financial Officer and Director of HempNova LifeTech Corp. She sits on the Board of Directors of Minco Silver Corporation. Previously, Ms. Tang served as the Director of Finance at Revery Architect until 2019 as well as the Chief Financial Officer at Silvercorp Metals Inc. and the Chief Financial Officer at New Pacific until 2015. Prior to that, Ms. Tang held positions with Ernst & Yong LLP, where she focused on public company audits of mining, pharmaceutical and manufacturing companies. Ms. Tang holds a Bachelor of Science degree from the Nankai University and the Chartered Accountancy and the American Institute of Certified Public Accountant designations.

Mr. Salman has over 35 years of experience in exploration and mining finance. He is the President and Chief Executive Officer at Salman Capital Inc. and Salman Partners Inc. At Salman Partners Inc., he raised over $20 billion for over 400 exploration and mining companies. Previously, Mr. Salman held positions with Nesbitt Thomson, subsequently acquired by the Bank of Montreal ("BMO"), where he was an Executive Vice-President and a Director. Mr. Salman was instrumental in forming the mining team at Nesbitt Thomson and its mining conference in the early 1990's, which subsequently became the BMO Mining and Metals Conference. He is the Chairman Emeritus of the Vancouver Public Library Foundation. Formerly, he acted as the Chairman of the Investment Dealers Association of Canada and a director or chairman of numerous charities. Mr. Salman was the recipient of the 2016 Murray Pezim Award in recognition of his career in Canadian mining finance and was inducted to the Cambridge House Resource Hall of Fame in 2018. He was appointed to the Order of Canada for his contributions to mining exploration and for his generous philanthropy and community activism. Mr. Salman is an Honorary Consul-General of the Republic of Singapore and received the Public Service Star from the Office of the President of Singapore in 2021. He served with the United States Marine Corps and is a Vietnam veteran. Mr. Salman received an MBA from the University of Hartford.

AGM Voting Results

The Company is pleased to report that all matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated October 28, 2021, were approved by the requisite majority of votes cast at the AGM. A total of 120,967,893 common shares, representing 77.80% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM. The details of the voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Jack Austin	108,926,898	99.56%	476,028	0.44%
Dr. Rui Feng	108,320,963	99.01%	1,081,963	0.99%
David Kong	108,873,735	99.52%	529,191	0.48%
Martin Wafforn	109,242,554	99.85%	160,372	0.15%
Dr. Mark Cruise	109,256,013	99.87%	146,913	0.13%
Terry Salman	109,245,259	99.86%	157,667	0.14%
Maria Tang	109,195,176	99.81%	207,750	0.19%

Shareholders also approved the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year. The final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA
VP, Investor Relations and Corporate Communications
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding the anticipated timing, amount and completion of exploration, drilling, development, construction, and other activities or achievements of the Company; the Phase II Drill Program and anticipated outcomes therefrom; future economics of the Company's projects; timing of receipt of permits and regulatory approvals; estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:05e 06-DEC-21